UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Cano Petroleum, Inc.

(Exact name of registrant as specified in its charter)

Delaware	77-0635673
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

The Oil & Gas Commerce Building
309 West 7th Street, Suite 1600
Fort Worth, TX 76102
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $.0001 per share	The American Stock Exchange

If this form relates the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant’s Securities to be Registered.

Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.0001 par value per share, of which 600 shares have been designated as Series A Convertible Preferred Stock, 8,000 shares have been designated as Series B Convertible Preferred Stock and 8,000 shares have been designated as Series C Convertible Preferred Stock.  As of May 3, 2005, we had 20,352,757 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.  The following summarizes the material terms of our capital stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have cumulative voting rights. Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our Board of Directors in their discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and any liquidation payment due to holders of our outstanding preferred stock. All of the outstanding shares of our common stock are fully paid and non-assessable.

Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Preferred Stock - General

Our Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of additional shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. At present, we have no plans to issue any additional preferred stock nor adopt any series, preferences or other classification of preferred stock.

Series A Convertible Preferred Stock

We are currently authorized to issue 600 shares of Series A Convertible Preferred Stock.  Each outstanding share of Series A Convertible Preferred Stock may be converted into shares of our common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $1,000 divided by the average closing bid price of our common stock for the five trading days immediately prior to the date of conversion, less a 25% discount.  The Series A Convertible Preferred Stock does not pay dividends and carries no dividend preference or voting rights.  As there is no limit on the number of shares of our common stock that could be issued upon conversion of outstanding Series A Convertible Preferred Stock, the lower the closing bid price of our common stock the greater number of shares of our common stock which could be issued upon conversion of our preferred stock.  Accordingly, conversion of any Series A Convertible Preferred Stock that is outstanding could result in a change of control. In the event of a liquidation, dissolution or winding up of our business, the holders of

Series A Convertible Preferred Stock are entitled to receive a liquidation amount of $1,000 per share after payment in full of liabilities.

Series B Convertible Preferred Stock

We are currently authorized to issue 8,000 shares of Series B Convertible Preferred Stock.  The holders of Series B Convertible Preferred Stock are not entitled to receive any dividends.  Except as required by Delaware law, the Series B Preferred Stock does not have any voting rights.

Each share of Series B Convertible Preferred Stock is convertible at any time while it is outstanding into 333 shares of our common stock.  In the event we issue any shares of common stock during the 730 calendar days following the issuance date at a price less than $3.00 per share, the conversion rate will be adjusted to that number of shares of common stock equal to $1,000 divided by the price per share at which we issued the common stock.

In the event we fail to meet certain performance milestones, as defined in the Management Stock Pool Agreement dated May 28, 2004 with certain of our directors, officers and employees, or in the event that the terms of the Management Stock Pool Agreement are amended with the effect of reducing or eliminating the performance milestones, the conversion rate of the Series B Convertible Preferred Stock will be the greater of: (i) 333 shares of common stock for each one share of Series B Convertible Preferred Stock; or (ii) that number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the five trading days immediately prior to the conversion date.

In the event of any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the Series B Convertible Preferred Stock ranks senior to our outstanding common stock and on parity with our outstanding Series C Convertible Preferred Stock, and holders of the Series B Convertible Preferred Stock are entitled to receive a preferential liquidation amount equal to $1,000 per share, plus all accrued and unpaid dividends.

Series C Convertible Preferred Stock

We are currently authorized to issue 8,000 shares of Series C Convertible Preferred Stock.  The holders of Series C Convertible Preferred Stock are not entitled to receive any dividends.  Except as required by Delaware law, the Series C Preferred Stock does not have any voting rights.

Each share of Series C Convertible Preferred Stock is convertible at any time while it is outstanding into 266 shares of our common stock.  In the event we issue any shares of common stock during the 730 calendar days following the issuance date at a price less than $3.75 per share, the conversion rate will be adjusted to that number of shares of common stock equal to $1,000 divided by the price per share at which we issued the common stock.

In the event we fail to meet certain performance milestones, as defined in the Management Stock Pool Agreement dated May 28, 2004 with certain of our directors, officers and employees, or in the event that the terms of the Management Stock Pool Agreement are amended with the effect of reducing or eliminating the performance milestones, the conversion rate of the Series C Convertible Preferred Stock will be the greater of: (i) 266 shares of common stock for each one share of Series C Convertible Preferred Stock; or (ii) that number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the five trading days immediately prior to the conversion date.

In the event of any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the Series C Convertible Preferred Stock ranks senior to our outstanding common stock and on parity with our outstanding Series B Convertible Preferred Stock, and holders of the Series C Convertible Preferred Stock are entitled to receive a preferential liquidation amount equal to $1,000 per share, plus all accrued and unpaid dividends.

Item 2.  Exhibits.

References to the “Company” in the following exhibit list refer to Cano Petroleum, Inc., a Delaware corporation.

Exhibit Number	Description
3.1

Certificate of Incorporation (Incorporated by reference to the Company’s registration statement on Form 10-SB (File No. 000-50386), filed with the Securities and Exchange Commission on September 4, 2003).

3.2

Certificate of Ownership, amending the Company’s Certificate of Incorporation (Incorporated by reference to the Company’s annual report on Form 10-KSB for the fiscal year ended June 30, 2004, filed with the Securities and Exchange Commission on September 23, 2004).

3.3	Certificate of Designation for Series B Convertible Preferred Stock (Incorporated by reference to Form 8-K, filed with the Securities and Exchange Commission on June 8, 2004).
3.4	Certificate of Designation for Series C Convertible Preferred Stock (Incorporated by reference to Form 8-K, filed with the Securities and Exchange Commission on July 15, 2004).
4.1	Management Stock Pool Agreement (Incorporated by reference to Form 8-K/A, filed with the Securities and Exchange Commission on August 11, 2004).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CANO PETROLEUM, INC.

Dated: May 4, 2005	By:	/s/ Michael J. Ricketts
Michael J. Ricketts
Chief Financial Officer